                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-45490
         Prospectus Supplement to Prospectus dated September 21, 2000.

                                5,365,073 Shares

                           LAMAR ADVERTISING COMPANY

                              Class A Common Stock

                             ---------------------

     This is a public offering of Class A common stock of Lamar Advertising Company. All of the 5,365,073 shares are being offered by one of our stockholders.

     Our Class A common stock is traded on The Nasdaq National Market under the symbol "LAMR". On November 7, 2001 the last reported sale price of our Class A common stock was $34.34 per share.

     See "Risk Factors" beginning on page 4 of the accompanying prospectus to read about factors you should consider before buying the shares of our Class A common stock.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY
BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     Goldman Sachs has agreed to purchase the Class A common stock from the selling stockholder at a price of $32.50 per share, which will result in $174,364,872.50 of proceeds to the selling stockholder.

     Goldman Sachs may offer the Class A common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

                             ---------------------

     Goldman Sachs expects to deliver the shares against payment in New York, New York on November 13, 2001.

                              GOLDMAN, SACHS & CO.
                             ---------------------

                 Prospectus Supplement dated November 7, 2001.
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                        ABOUT THIS PROSPECTUS SUPPLEMENT

     We are providing information to you about this offering of shares of our Class A common stock in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this "prospectus," we are referring to both documents combined.

     Some of the information in the base prospectus may not apply to this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

                              RECENT DEVELOPMENTS

     We reported net revenues of $188.3 million for the third quarter of 2001 versus $184.8 million for the third quarter of 2000, a 2% increase. Earnings before interest, taxes, depreciation and amortization ("EBITDA") decreased 9% to $86.1 million for the third quarter of 2001 versus $95.0 million for the third quarter of 2000. There was a net loss of $24.4 million for the third quarter of 2001 compared to a net loss of $19.5 million for the third quarter of 2000.

     We reported net revenues of $550.5 million for the nine months ended September 30, 2001 versus $509.0 million for the same period ended in 2000, an 8% increase. EBITDA increased 3% to $251.3 million for the nine months ended September 30, 2001 versus $243.6 million for the same period in 2000. There was a net loss of $79.1 million for the nine months ended September 30, 2001 as compared to a net loss of $68.9 million for the same period in 2000.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

                              SELLING STOCKHOLDER

     Immediately prior to this offering, the selling stockholder owned 5,365,073 shares of our Class A common stock, representing approximately 5.4% of our common stock. After this offering, the selling stockholder will not own any shares of our Class A common stock.

                                  UNDERWRITING

     We and the selling stockholder have entered into an underwriting agreement with Goldman, Sachs & Co. with respect to the shares being offered. Subject to certain conditions, the selling stockholder has agreed to sell to Goldman Sachs, and Goldman Sachs has agreed to purchase from the selling stockholder, all of the shares.

     Goldman Sachs proposes to offer the shares of Class A common stock from time to time for sale in one or more transactions in the over-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. Goldman Sachs may not offer the shares of Class A common stock to the public through the facilities of a national securities exchange or to or through a market maker. In connection with the sale of the shares of Class A common stock offered hereby, Goldman Sachs may be deemed to have received compensation in the form of underwriting discounts. Goldman Sachs may effect such transactions by selling shares of Class A common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman Sachs and/or purchasers of shares of Class A common stock for whom they may act as agents or to whom they may sell as principal.
                                       S-2
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     In connection with the offering, Goldman Sachs may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is purchasing in this offering. Goldman Sachs must close out any short position by purchasing shares in the open market. A short position is more likely to be created if Goldman Sachs is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman Sachs in the open market prior to the completion of the offering.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $200,000.

     We and the selling stockholder have agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

     Goldman Sachs from time to time provides investment banking and financial advisory services to us.

                                    EXPERTS

     The consolidated financial statements of Lamar Advertising Company and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference into this prospectus and registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing. The audit report of KPMG LLP refers to a change in the method of accounting for the costs of start-up activities in 1999.

                                 LEGAL MATTERS

     Palmer & Dodge LLP, Boston, Massachusetts, will provide us with an opinion as to legal matters in connection with the validity of the securities offered by this prospectus supplement. Sullivan & Cromwell, New York, New York, will pass upon legal matters for the underwriter.

                                       S-3
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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                        Page
                                        ----
About this Prospectus Supplement......    S-2
Recent Developments...................    S-2
Use of Proceeds.......................    S-2
Selling Stockholder...................    S-2
Underwriting..........................    S-2
Experts...............................    S-3
Legal Matters.........................    S-3

                 Prospectus
Business of Lamar.....................      3
Recent Developments...................      3
Risk Factors..........................      4
Note Regarding Forward-Looking
  Statements..........................      9
Selling Stockholders..................     10
Plan of Distribution..................     11
Legal Matters.........................     12
Experts...............................     12
Where You Can Find More Information...     13

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                                5,365,073 Shares

                           LAMAR ADVERTISING COMPANY

                              Class A Common Stock

                             ----------------------

                             PROSPECTUS SUPPLEMENT

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                              GOLDMAN, SACHS & CO.
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